

August 5, 2009

By U.S. mail and facsimile to (212) 859-7354

Mr. Wenbing Chris Wang, Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

> **RE:** **Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2008 filed March 16, 2009**
>
> **File No. 1-33669**

Dear Mr. Wang:

We have reviewed your response letter dated July 31, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies, page 52

1. We have read your response to comment 5 in our letter dated July 27, 2009. You have told us you will disclose historical repair and maintenance costs in the MD&A section in future Form 10-K filings. Please disclose repairs and maintenance expense in your future Form 10-Qs as well as in future Form 10-Ks since your business is capital intensive and a future increase in these costs could be reasonably expected given the substantial increase in fixed assets.

2. In future filings, please disclose within the PP&E critical accounting policy the amounts of repairs and maintenance and the amounts of "major renewals and betterments" for each period presented. The disclosure should also describe the specific expenditures that are classified as "major renewals and betterments". This disclosure is needed so that readers can better understand the distinction between these two cost categories as well as the impact on the financial statements. Please show us what this disclosure will look like in your response.

Note 5 – Plant and equipment, page F-18

3. We have read your response to comment 4 in our letter dated July 27, 2009. You have told us that construction of Tower B as a hotel commenced in 2003 but that in 2007 you amended the construction plans from a hotel to an office building. As such, it appears that in 2007 all "hotel"-related costs should have been written off since they would have no future benefit. Therefore, please tell us and disclose in future filings, the amount of the 2007 write-off.   If no write-off was recorded, please explain to us your basis in GAAP therefor.

4. In future filings, please separately disclose in the Item 102 of Regulation S-K Properties section of the Form 10-K that Tower A is all administration and corporate office space.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief